22 December 2006

Mr. Andrew Mew
Senior Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: New Medium Enterprises, Inc.

Dear Mr. Mew,

Further to our telephone conversation on 31 October 2006, regarding compliance with SFAS 141, and your agreement to grant us more time to submit a response, we have now obtained Accounting and Legal Counsel and we respond to your queries dated October 11, 2006.

Kindly refer to our letters dated June 27, 2006 (attachment 1) and July 21, 2006 (attachment 2) for clarification and reiteration of our replies to your queries in 1.

To summarize:-

ISSUES REGARDING CHANGE OF CONTROL

1.
At the date of acquisition on 13th of January 2004, NME purchased only select intellectual properties from each of MultiDisk and TriGM as described in schedule 1. We did not buy the companies, nor did we merge with these companies.

2.
The original Founder, Director and CEO of our Company, Ethel Schwartz, orchestrated the purchase of both Intellectual property and asset purchase and remained in the position of CEO for the period from the consummation of the acquisitions on January 13, 2004 until May 2005 (17 months following the acquisitions of these assets) Ms Ethel Schwartz, continued in the position as CEO and also retained her board seat. The company appointed a COO to run the day to day operations of the company, Dr Alex Libin.

The Company did not undergo a name change following these acquisitions, since the name of the Company, New Medium Enterprises, Inc. accurately reflected the technologies it acquired and was developing.

3.	Following the asset purchase, the CEO, Ms. Schwartz was also the Chairman and Treasurer and had control of the finances of the corporation NME.

4.
As part of this asset acquisition both MultiDisk and TriGM were granted the right to appoint board members. However there was never an inference or an agreement that control would shift to either party (MultiDisk or TriGM).

5.
Mr. Fredrik Jung Abbou, a director of MultiDisk was appointed as President of NME, Inc. as an interim measure to allow a smooth transfer of the technology assets and represent the interests of MultiDisk. As President he did not have any shares, nor was a signatory on the bank accounts. He voluntarily resigned from NME, Inc in May 2004.

6.
Dr. Alex Libin, a scientist who had patented the ‘Multilayer reflective information carrier and method of manufacturing’ was appointed as a Director and COO. His specific role was to oversee the technology transfer as well as establish a full fledged research and development facility for New Medium Enterprises, Inc. He was granted 1,350,000 warrants under the 2001 Stock Option Plans, but never exercised these options until December 2006. He did not control the company either.

7.
Fredrick Jung Abbou, Ethel Schwartz and Alex Libin were the Directors and Officers of the company. Ms. Schwartz ran the day to day affairs of the company in accordance with the By-Laws but the management of the company remained with the Board.

None of the new shareholders or their Affiliates exercised control of the company and did not take action as shareholder at AGMs against the board’s management.

Important Note

Following the acquisition of the Assets from MultiDisk and TriGM, no single party had majority control of the company in terms of shareholding. The company continued to operate under the guide lines of a public company and adhered strictly to corporate governance rules and the By-Laws of the Company.

In your letter you refer to whether control changed hands through this asset purchase. The answer to your question is -

Control always remained with the founder of NME and the other directors on the board even though their shareholding fell well below 15%.

The parties who sold the assets including intellectual property agreed to the continuation of the existing board of directors and Ethel Schwartz as CEO.

Post asset purchase shareholding (attachment 3.3)

Shareholding - largest shareholders

	Shares Owned	Percentage of Total

a) Ethel Schwartz group and Affiliates	13,534,444	14.7%

b) MultiDisk and Affiliates
Southwark Properties	6,009,778	6.5%
Jana Holdings	4,200,000	4.5%
Trans Federal Corp	4,543,750	5.0%
May Limited	23,304,249	25.0%
	38,057,777	42.0%

c) TriGM and Affiliates
TriGM	22,442,999	24.0%
PG Engineering	3,000,000	3.0%
PT Holdings GmBH	6,255,000	6.7%
Rimberg Escrow	2,000,000	2.0%
Yehudit Escrow	350,000	0.003%
	34,947,999	36%

FURTHER CLARIFICATION

Who is MultiDisk and what was purchased from them?

MultiDisk is a high capacity optical media and next generation data storage company. The beneficiary shareholders of MultiDisk are as listed in (b) above.

It holds several intellectual property assets pertaining to optical disc technology and is a private company. It sold specific assets related to the new emerging proprietary Reflective Multilayer Disc, RMD Format. NME purchased a patent ‘Multilayer Reflective Information Carrier and method of manufacturing thereof’ and laboratory assets totaling $150,400 from MultiDisk. (attachment 3 and 3.1)

Who is TriGM and what was purchased from them?

TriGM is a private company with no affiliation to MultiDisk except for certain technology collaborative work undertaken by each party. It also holds several IPs in the field of optical storage. It sold to NME all of the complementary intellectual property assets pertaining to the technologies of the RMD format. (attachment 3.2)

The shareholders of TriGM including beneficiary shareholders are as listed in (c) above.

At the time of the acquisition, no patents had been filed to protect the intellectual properties researched and developed by TriGM International SA group of scientists. NME purchased the following:-

a)	Low shrinkage polymers for manufacturing of Quasi-reflective multilayer information carriers
b)	Optimisation of information pits geometry for quasi-reflective multilayer information carriers
c)	18gb multilayer information carrier and manufacturing thereof
d)	Method of creating and optimization of thin film quasi-reflective coating for multilayer information carrying structure of quasi-reflective discs and reading devices for it
e)	Optical pick-up head for multiplayer quasi reflective media and precise adaptive tracking and focusing sensors for it
f)	Method of decreasing of interference and diffraction effects arising during multi layer quasi reflective disc and optical pick-up head utilize this method
g)	Method for creating of high density information carrying layers of multilayer quasi reflective discs and device for its reading

Did this asset purchase also acquire the management or scientific team from either MultiDisk or TriGM?

A separate scientific development agreement was executed with PG Engineering SA, as this company consists of a unique scientific and entrepreneurial team with many years of experience in optical storage media development, specifically with properties of multilayer optical structures. In accordance with the agreement, R&D activities will be designated to PG Engineering SA. The overall management will be carried out from our company’s headquarters in New York and offices in London. NME will provide an initial funding and be responsible for the overall direction of the project. All intellectual property, patents, equipment, know-how and products will belong without exception to NME, Inc.

As part of this asset acquisition NME also contracted the services of PG Engineering personnel and other third parties to carry out the technology integration and development.

It clearly shows that three different transactions took place on the same settlement date. However, as both TriGM and MultiDisk sold assets that complemented the technology, it may have been misunderstood that both TriGM and MultiDisk are affiliated parties and as such took control of the company.

THIS IS NOT THE CASE. THE TRANSACTIONS BROUGHT TOGETHER THESE PARTIES WITH ONE SPECIFIC PURPOSE: TO CREATE A MULTILAYER OPTICAL DISC TO BE AN ALTERNATIVE TO THE CURRENT OPTICAL STORAGE DISC - DVD.

Two firms of auditors have accepted our opinion that NME was the accounting acquirer and neither MultiDisk nor TriGM had the capacity, facilities or desire to be the accounting acquirer.

The above information should give you sufficient clarity to the queries you raised regarding ‘Control.’

VALUATION

New Medium Enterprises Inc was established in 1999 and conducted various business until the period October 2003 at which time it decided to effectively close all its previous business interests and enter into the field of optical storage.

The company researched and identified a ground breaking technology in the field of Optical storage and went about acquiring the technology that would complement each other together with Scientific personnel.

In October NME carried out a valuation process based on the product and its future potential in optical storage by an independent valuer. (attachment 4)

The valuation of the assets conducted by an independent firm GPC Inc was put at US$33 million.

We further had a valuation done by Business Plans Ltd at the time based on financial projections and also arrived at about the same figure. Enclosed please find financial valuation calculations. (attachment 5)

Based and supported by these two valuation reports NME decided to discount this by 50%.and arrive at a Fair Market Value for the combined assets of the both companies MultiDisk and TriGM.

Hence NME came up with an offer of at $14,521,155 or 72,605,776 shares of NME which represented approximately 85% of the company.

FAIR MARKET VALUATION AND SUPPORTING EVIDENCE

The Fair Market value of the 72,605,776 shares issued to various shareholders in connection with the assets purchased was valued at $14,521,155 based on the OTCBB Stock Report (attachment 3.4) closing price of the shares of New Medium Enterprises, Inc. which closed at $0.20 cents per share on December 13, 2004, the date of the acquisition.

The criteria for evaluating the assets is consistent with the Fair market value as the price at which an asset would change hands between a willing buyer and a willing seller, neither being under compulsion to act and both having reasonable knowledge of all relevant facts. (See attached OTCCBB Stock Report for New Medium Enterprises, Inc. on January 13, 2004.)

Additionally, please consider that the valuation of $14,521,155 was less than 50% of the valuation determined in the independent Fairness Opinion we received prior to consummating these acquisitions. (attachment 4)

Please see Fairness Opinion report by GPC Inc prepared by Dr Fred McCall-Perez, Ph.D., which was provided as an exhibit to our January 20, 2004 8K Report. The Fairness Opinion valued the assets at $33,000,000 in the pre-prototype stage if the technology works post simulation. (attachment 4)

NME purchased this technology for $14.5 million. This value of $14,521,155 assigned to the 72,605 776 was a fair value of these shares and as such a fair value of the intangible asset in our financial statements.

CURRENT BUSINESS

Since the acquisitions of these assets NME spent the next three years developing and commercializing the technology.

Today the company has achieved several milestones as described in press releases http://www.nmeinc.com/press.aspx

The company has demonstrated its products worldwide and received outstanding acknowledgements for its uniqueness.

We enclose also for your perusal the current financial projections going forward for the products that are to be commercialized in 2007 which are the derivatives of the multilayer optical disc technology bought from MultiDisk and TriGM. (attachment 6)

We also enclose a separate report from Understanding Solutions Ltd, (attachment 7) commissioned in August 2005 shows the business prospects for VMD. These reports were the basis our auditors, Morgenstern, Svoboda and Baer, relied on during the conduct of their audit for the year ended June 30, 2005,to verify the value of our intangible asset.

Kindly refer to our Business Report, prepared for NME, Inc by Quorus Ltd (attachment 8), a UK company specialising in strategy marketing and business transformations.

Form 10-QSB for the quarterly period ended March 31, 2006

As these figures are likely to change if we have to comply with SFAS 141, we propose to file the amended form 10-QSB for the quarterly period ended March 31, 2006 then, unless, if an agreement with the SEC is that we do not need to comply with SFAS 141 in the light of our responses now, we will file the amended form 10-QSB for the quarter to March 31, 2006 immediately.

CONCLUSION

At the time of the purchase of assets it was very clear that the technology that was being bought had significant value because of it being an alternative to the existing optical storage technology DVD.

However the price paid at the time, reflected the associated risks involved in commercialization of the product and the timelines.

Taking into consideration the current commercialization potential of the technology that was acquired in 2004, the price paid for this ground breaking technology was significantly ‘cheap’ in our estimation and can be substantiated by optical industry experts.

The valuation of these assets purchased or the Fair Market Valuation cannot be based on accounting models alone and we are of the opinion there has not been any loss of value due to development of the technology.

We request you to kindly consider the potential of the technology in the field of ‘optical storage’ and the role this technology will play in years to come.

We fully appreciate that you may have misgivings on the Fair Market Valuation if such a valuation was based purely on ‘theoretical’ valuation models.

Also, VMD’s 2P process technology as validated by third party industry experts and cited by ‘Reuters’ on 26 September 2006 (see enclosed) as a ground breaking technology that will revolutionize the ‘optical storage’ industry should increase the valuation considerably.

Hence the valuation of US$14,521,155 is we consider was significantly undervalued.

We are seriously considering the re-valuation of the asset and taking advice for the same.

We will appreciate if you will kindly give us an opportunity to demonstrate our technology to you and also give us an opportunity to discuss in person all aspects of our business so that you may make an educative decision based on facts and reconsider the issue of the Fair Market Valuation.

Kind regards.

Yours sincerely,

/s/ Mahesh K. Jayanarayan
Mahesh K. Jayanarayan
Chief Executive Officer

Encs:

New Medium Enterprises, Inc. Attachments

        1) SEC Reply dated 27 June 2006
        2) SEC Reply dated 21 July 2006
        3) Assets purchased from MultiDisk Ltd
        3.1) Patent purchased from MultiDisk Ltd
        3.2) Intellectual Property assets purchased from TriGM International
        3.3) Schedule of shares issued in connection with the acquisitions
        3.4) OTC Bulletin Board - Daily trade and Quote Summary Report
        4) Valuation Report/Fairness Opinion by GPC Inc
        5) Business Plans Limited - Discounted Free Cash Flow Model for 2004 Valuation
        5.1) Marketing strategies and planning (Version 2.5) 27 June 2006
        6) Financial Projections and Business Valuations by Business Plans Ltd
        7) Business Prospects for VMD by Understanding Solutions dated August 2005
        8) Business Report by Quorus Limited

Press Releases:-

a)	Mediatech May 30-June 1 2006
b)	One to One June 2006
c)	Hifi Video September 2006
d)	Mipcom The News, 12 October 2006
e)	DVD Primer 2006 (Pages 32 and 33)
f)	Cebit News 10 March 2006 (front page, & Page 106)
g)	One to One September 2006 (Page 70)
h)	Mediatech Live May 31 2006 (front Page)
i)	Reuters 2P Process September 2006 and other technological releases